SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

OvaScience, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69014Q 101

(CUSIP number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69014Q 101	13D	Page 2 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,392,034
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,392,034
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated based upon 14,262,276 shares of the Issuer’s common stock outstanding as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 69014Q 101	13D	Page 3 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,392,034
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,392,034
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 14,262,276 shares of the Issuer’s common stock outstanding as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 69014Q 101	13D	Page 4 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 765,451
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 765,451
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 14,262,276 shares of the Issuer’s common stock outstanding as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 69014Q 101	13D	Page 5 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 334,885
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 334,885
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 14,262,276 shares of the Issuer’s common stock outstanding as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 69014Q 101	13D	Page 6 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,291,698
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,291,698
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 14,262,276 shares of the Issuer’s common stock outstanding as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 69014Q 101	13D	Page 7 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER MANAGEMENT CO. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

*	Deer Management Co. LLC (“Deer Management”), the management affiliate of the Funds (as defined below), does not beneficially own any shares as of the date of this Schedule 13D. An employee of Deer Management serves as the representative of the Funds on the Issuer’s board of directors and such employee is contractually obligated to assign to the Deer Management any fees received in his role as director, if any.

CUSIP No. 69014Q 101	13D	Page 8 of 17 Pages

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule D”) relates to shares of common stock, par value $0.001 per share (the “Shares”), of OvaScience, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 215 First Street, Suite 240, Cambridge, Massachusetts 02142.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule D is being filed by the following persons:

(i)	Deer VII & Co. Ltd., a Cayman Island exempted company (“Deer Ltd.”) is the general partner of Deer VII & Co. L.P., a Delaware limited partnership (“Deer VII”);

(ii)	Deer VII is the general partner of Bessemer Venture Partners VII L.P. (“Bessemer VII”), Bessemer Venture Partners VII Institutional L.P. (“Bessemer VII Institutional”) and BVP VII Special Opportunity Fund L.P. (“BVP VII,” and together with Bessemer VII and Bessemer VII Institutional, the “Funds”);

(iii)	Bessemer VII;

(iv)	Bessemer VII Institutional;

(v)	BVP VII; and

(vi)	Deer Management Co. LLC, a Delaware limited liability company (“Deer Management”), is the management company affiliate of the Funds.

Deer Ltd., Deer VII, Bessemer VII, Bessemer VII Institutional, BVP VII and Deer Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the Funds has used its own assets to purchase the Shares directly owned by the Funds.

The aggregate amount of funds used to purchase the 2,392,034 Shares was $7,999,995.

CUSIP No. 69014Q 101	13D	Page 9 of 17 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

The Funds acquired the Shares as investments in their ordinary course of business. Stephen Kraus, an employee of Deer Management, serves as the representative for the Reporting Persons on the Issuer’s board of directors.

The Funds are parties to an Amended and Restated Voting Agreement, dated as of March 29, 2012 (the “Voting Agreement”), among the Issuer, Michelle Dipp, M.D., Ph.D., the Issuer’s chief executive officer (“Dr. Dipp”), Richard Aldrich, a non-employee director of the Issuer (“Aldrich”), the Richard H. Aldrich Irrevocable Trust of 2011 (the “Aldrich Trust”), Christoph Westphal, M.D., Ph.D., a non-employee director of the Issuer (“Dr. Westphal”), Jonathan Tilly, Ph.D., a non-employee director of the Issuer (“Dr. Tilly”), General Catalyst Group V, L.P. (“GCG V”), GC Entrepreneurs Fund V, L.P. (“GCEF V,” and together with GCG V, the “GC Funds”), and Longwood Fund, L.P. (“Longwood” and, together with Dr. Dipp, Aldrich, the Aldrich Trust, Dr. Westphal, Dr. Tilly and the GC Funds, the “Other Stockholders”). Pursuant to the Voting Agreement, until such time as the Shares are traded on a national securities exchange, the Funds and the Other Stockholders have agreed, among other things, to vote their Shares in such a way as to ensure that one designee of each of (i) the Funds, (ii) the GC Funds and (iii) Longwood (each a “Lead Investor Designee”), for so long as such investor remains a significant investor, i.e. an investor who initially purchased at least 270,000 shares of the Issuer’s Series A preferred stock or Series B preferred stock and continues to hold at least 20% of the Shares issued upon conversion of such shares of Series A preferred stock and Series B preferred stock, is elected to serve on the Issuer’s board of directors.

Pursuant to the Voting Agreement, until such time as the Shares are traded on a national securities exchange, the Issuer has agreed to use its reasonable best efforts to include each Lead Investor Designee in its slate of nominees to the stockholders for each election of directors and to include each such designee in its proxy statement, subject to certain limitations.

As a result of the Voting Agreement, the Reporting Persons and the Other Stockholders may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.

The Reporting Persons take no responsibility for any filings made by the Other Stockholders or the completeness or accuracy of any information contained therein.

In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in this Item 4 and elsewhere in this Schedule 13D and any plans or proposals that may from time to time be discussed or considered by the board of directors of the Issuer, including Mr. Kraus, in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

CUSIP No. 69014Q 101	13D	Page 10 of 17 Pages

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b)

As of January 31, 2013, Bessemer VII, Bessemer VII Institutional and BVP VII beneficially owned and had sole voting and dispositive power with respect to 765,451, 334,885 and 1,291,698 Shares, respectively.

As of January 31, 2013, Deer Ltd., through its control of Deer VII, beneficially owned and had sole voting and dispositive power with respect to all 2,392,034 Shares beneficially owned by the Funds.

As of January 31, 2013, Deer VII, through its control of the Funds, beneficially owned and had sole voting and dispositive power with respect to all 2,392,034 Shares beneficially owned by the Funds.

As of January 31, 2013, Deer Management did not beneficially own or have sole or shared voting and dispositive power with respect to any Shares and disclaims beneficial ownership over any of the Shares.

The aggregate number of Shares beneficially owned collectively by the parties to the Voting Agreement, including the Reporting Persons, based on available information, is 9,629,009, which represents approximately 67.5% of the outstanding Shares.

The Share ownership reported for the Reporting Persons on this Schedule 13D does not include any Shares owned by the other parties to the Voting Agreement, and each of the Reporting Persons disclaims beneficial ownership of any Shares owned by the other parties to the Voting Agreement.

(c) None.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

CUSIP No. 69014Q 101	13D	Page 11 of 17 Pages

Any cash or equity compensation received by Mr. Kraus for service as a director of the Issuer (including any securities issued to Mr. Kraus and proceeds from the sale of any such securities) will be transferred to Deer Management pursuant to a contractual obligation of Mr. Kraus to assign any compensation received for service as a director.

The Funds and certain other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated March 29, 2012 (the “Investors’ Rights Agreement”) with the Issuer. The Investors’ Rights Agreement provides these holders various rights, including the right to have the Issuer file registration statements covering their Shares issued upon conversion of their preferred stock or request that such shares be covered by a registration statement that the Issuer is otherwise filing as further described below. The Investors’ Rights Agreement also subjects these holders to certain restrictions, including the lock-up provisions discussed below.

Pursuant to the Investors’ Rights Agreement, at any time after (1) March 29, 2014, (2) 180 days after the effective date of the Issuer’s first underwritten firm commitment public offering of Shares under the Securities Act of 1933, as amended (the “Securities Act”) or (3) 180 days after the first date on which the Issuer’s Shares commence trading on a national securities exchange, whichever is earliest, the holders of at least 20% of the aggregate number of Shares issued upon conversion of shares of the Issuer’s Series A preferred stock and Series B preferred stock may require that the Issuer file a registration statement with regard to such Shares. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions.

Pursuant to the Investors’ Rights Agreement, at any time after the Issuer becomes eligible to file a registration statement on Form S-3, subject to specified limitations set forth in the Investors’ Rights Agreement, the holders of Shares issued upon conversion of the Issuer’s Series A preferred stock and Series B preferred stock may request that the Issuer register on Form S-3 all or a portion of the registrable shares so long as the total amount of the shares being registered has an aggregate offering price of at least $3,000,000, based on then current market price. The Issuer is not obligated to file a Form S-3 pursuant to this provision if it has effected two registrations upon such holders’ request within the 12 month period immediately preceding the date of such request.

Pursuant to the Investors’ Rights Agreement, if the Issuer proposes to file a registration statement under the Securities Act, other than pursuant to the demand registration rights described above, the holders of Shares issued upon conversion of the Issuer’s Series A preferred stock and Series B preferred stock will be entitled to notice of the registration and have the right to require the Issuer to register all or a portion of the registrable shares then held by them, subject to the Issuer’s right and the right of the Issuer’s underwriters to reduce the number of shares proposed to be registered in view of market conditions.

The Issuer will pay all expenses, other than underwriting discounts and commissions, related to demand registrations, Form S-3 registrations and piggyback registrations, including the reasonable fees of one special counsel of the investors.

The demand, Form S-3 and piggyback registration rights described above shall terminate upon the earlier of (1) the date such Shares may be sold under Rule 144 or a similar Securities Act exemption without limitation during a three month period without registration or (2) the fifth anniversary of the date on which the Issuer’s Shares are first traded on a national securities exchange.

CUSIP No. 69014Q 101	13D	Page 12 of 17 Pages

The Funds, as well as other holders of Shares issued upon conversion of the Issuer’s Series A preferred stock and each of the Issuer’s founders and officers and substantially all of its directors and current employees, have agreed not to, without the Issuer’s prior written consent, during the period beginning on July 17, 2012 and ending on the earlier of (1) in the case of the Issuer’s founders, directors and officers, on the earlier of (a) 270 days following the date on which the Issuer’s Shares commences trading on a national securities exchange and (b) March 29, 2015, and (2) in the case of the holders of Shares issued upon conversion of the Issuer’s Series A preferred stock (including the Funds), on the earlier of (a) 180 days following the date on which the Shares commences trading on a national securities exchange and (b) March 29, 2014:

•

lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares.

These lock-up provisions will not apply to, among other things (1) Shares acquired in open market transactions after the Shares are traded on a national securities exchange, (2) certain transfers and repurchases and (3) the exercise of options granted under the Issuer’s equity incentive plans.

The Funds, as well as other holders of certain Shares, have agreed that, if the Issuer registers Shares in an initial firm commitment underwritten public offering, they will not, without the prior written consent of the managing underwriter, during the period beginning on the date of the final prospectus for such registration statement and ending on a date specified by the Issuer and the managing underwriter (not to exceed 180 days thereafter with limited exceptions):

•

lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities.

These lock-up provisions will not apply to, among other things, Shares acquired in such offering or in open market transactions after such offering.

Except for the Voting Agreement, the Investors’ Rights Agreement, or as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Amended and Restated Voting Agreement, dated March 29, 2012, among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form 10 (File No. 000-54647), filed by the Issuer on April 11, 2012).

99.3	Amended and Restated Investors’ Rights Agreement, dated March 29, 2012, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

CUSIP No. 69014Q 101	13D	Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 2013

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER VII & CO. L.P.

By: Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. 69014Q 101	13D	Page 14 of 17 Pages

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Managing Member

CUSIP No. 69014Q 101	13D	Page 15 of 17 Pages

EXHIBIT INDEX

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Amended and Restated Voting Agreement, dated March 29, 2012, among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form 10 (File No. 000-54647), filed by the Issuer on April 11, 2012.

99.3	Amended and Restated Investors’ Rights Agreement, dated March 29, 2012, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).